Exhibit 99.1

GLOBALFOUNDRIES Inc.

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

To Be Held July 25, 2022

NOTICE IS HEREBY GIVEN that the 2022 annual general meeting of shareholders (the “AGM”) of GLOBALFOUNDRIES Inc. (the “Company”) will be held on July 25, 2022 at 8:00 a.m., Eastern Time. The AGM will be held at the offices of Shearman & Sterling LLP, 599 Lexington Avenue, New York, New York 10022-6069 and virtually at: www.virtualshareholdermeeting.com/GFS2022. Shareholders are cordially invited to attend.

AGENDA

The AGM will be held for the purpose of considering and, if thought fit, passing and approving the following resolutions:

1.

to elect the below nominees as Class I directors of the Company, each to serve for a three-year term, or until such person resigns or is removed in accordance with the terms of the Company’s Amended and Restated Memorandum and Articles of Association:

a.	Dr. Thomas Caulfield

b.	Ahmed Saeed Al Calily

c.	Tim Breen

d.	Glenda Dorchak

2.	to ratify the appointment of KPMG LLP as our independent public accounting firm for 2022.

Shareholders also will consider and act upon such other business as may properly come before the AGM or any adjournment or postponement.

The Board of Directors of the Company (the “Board”) has fixed the close of business on June 7, 2022 as the record date (the “Record Date”) for determining the shareholders of the Company entitled to receive notice of the AGM or any adjournment thereof. The holders of record of the common shares as at the close of business on the Record Date are entitled to receive notice of and attend the AGM and any adjournment thereof.

How to Attend the 2022 Annual General Meeting: The AGM will be held on July 25, 2022 at 8:00 a.m., Eastern Time, at the offices of Shearman & Sterling LLP, 599 Lexington Avenue, New York, New York 10022-6069. Information on how to vote in person at the AGM is discussed below. If you plan to attend the AGM, please note that attendance will be limited to shareholders as of the Record Date. Each shareholder may be asked to present valid photo identification, such as a driver’s license or passport. If you are the beneficial owner of shares held in “street name” (that is, you hold your shares through a broker, bank or other holder of record), you must obtain a proxy issued in your name from that holder of record in order to vote your shares or ask questions during the AGM. In addition, if a shareholder plans to attend the AGM in person, please note that shareholders are required to arrive at the offices of Shearman & Sterling LLP at least one hour prior to the start of the meeting in order to take a COVID-19 test and show proof of a negative COVID-19 test result prior to entering the meeting.

How to Attend the 2022 Annual General Meeting Virtually: As well as being held at the offices of Shearman & Sterling LLP, 599 Lexington Avenue, New York, New York 10022-6069, this year’s AGM will be held virtually e via live webcast. Due to the continued public health impact of COVID-19, we suggest that shareholders consider attending the AGM virtually. In order to attend and participate in the AGM virtually, you will need to visit www.virtualshareholdermeeting.com/GFS2022 and you will be required to enter the 15-digit control number included on your Notice of Internet Availability of Proxy Materials (“Notice of Internet Availability”), on your proxy card (if you received a printed copy of the proxy materials), or on the instructions that accompanied your proxy materials to access the meeting. If you are the beneficial owner of shares held in “street name” (that is, you hold your shares through a broker, bank or other holder of record), you must register in advance to gain access to the AGM and obtain a proxy issued in your name from that holder of record in order to vote your shares or ask questions during the AGM. You may also vote online during the AGM by following the instructions provided on the meeting website during the Annual Meeting. To vote at the meeting, visit www.virtualshareholdermeeting.com/GFS2022 and log in using the aforementioned information. Shareholders will have the opportunity to ask questions at the AGM during designated periods.

The Company’s 2021 annual report for the fiscal year ended December 31, 2021 was filed with the U.S. Securities and Exchange Commission (the “Commission”) on March 31, 2022 (the “Form 20-F Annual Report”). Shareholders can access, free of charge, the Form 20-F Annual Report on the Investor Relations section of the Company’s website at https://investors.gf.com/financials-and-filings/sec-filings, on the SEC’s website at www.sec.gov, and at www.proxyvote.com.

In addition to the other information included in the Form 20-F Annual Report, you will find in the Form 20-F Annual Report the biographies for the incumbent members of the Board.

The Board recommends that shareholders of the Company vote “FOR” the resolutions at the AGM. Further details regarding the resolutions are set out in the attached proxy statement (which proxy statement is hereby incorporated into this notice by reference) (the “Proxy Statement”).

Please read our Proxy Statement for important information on the resolutions. Your vote is important. Whether or not you expect to attend the AGM, and whether you are a registered shareholder (with shares held of record) or a holder of shares in street name (with shares held by a bank, brokerage firm or other nominee), please vote at your earliest convenience by following the instructions in the Notice of Internet Availability, proxy card and in our Proxy Statement.

Proxies submitted by registered shareholders and street shareholders (whether by internet or by mailing a proxy card) must be received by us no later than 11:59 p.m., Eastern time, on July 24, 2022 to ensure your representation at our AGM.

By Order of the Board of Directors

/s/ Ahmed Yahia Al Idrissi

Name: Ahmed Yahia Al Idrissi

Title: Chairman of the Board of Directors

Dated: June 21, 2022

Registered Office:

P.O. Box 309

Ugland House

Grand Cayman

KY1-1104

Cayman Islands

Important Notice Regarding the Availability of Proxy Materials for

GLOBALFOUNDRIES Inc. Annual General Meeting of Shareholders

To be Held on July 25, 2022

Our proxy statement and our annual report on Form 20-F for the fiscal year ended December 31, 2021 can be accessed, free of charge, on the Investor Relations section of the Company’s website at https://investors.gf.com/financials-and-filings/sec-filings, on the SEC’s website at www.sec.gov, and at www.proxyvote.com.

GLOBALFOUNDRIES Inc.

400 Stonebreak Road Extension

Malta, NY 12020

PROXY STATEMENT

General

The board of directors of GLOBALFOUNDRIES Inc. (the “Company” or “we”) is soliciting proxies for the annual general meeting of shareholders (the “AGM”) of the Company to be held on July 25, 2022 at 8:00 a.m., Eastern time. The AGM will be held at the offices of Shearman & Sterling LLP, 599 Lexington Avenue, New York, New York 10022-6069 and virtually at: www.virtualshareholdermeeting.com/GFS2022.

This proxy statement and our annual report on Form 20-F for the fiscal year ended December 31, 2021 can be accessed, free of charge, on the Investor Relations section of the Company’s website at https://investors.gf.com/financials-and-filings/sec-filings, on the SEC’s website at www.sec.gov, and at www.proxyvote.com.

Information on how to vote in person at the AGM is discussed below. If you plan to attend the AGM in person, please note that attendance will be limited to shareholders as of the Record Date. Each shareholder may be asked to present valid photo identification, such as a driver’s license or passport. Shareholders holding shares in brokerage accounts or by a bank or other nominee may be required to show a brokerage statement or account statement reflecting share ownership as of the Record Date. In addition, if a shareholder plans to attend the AGM in person, please note that shareholders are required to arrive at the offices of Shearman & Sterling LLP at least one hour prior to the start of the meeting in order to take a COVID-19 test and show proof of a negative COVID-19 test result prior to entering the meeting.

In order to attend and participate in the AGM virtually, you will need to visit www.virtualshareholdermeeting.com/GFS2022 and you will be required to enter the 15-digit control number included on your Notice of Internet Availability of Proxy Materials (“Notice of Internet Availability”), on your proxy card (if you received a printed copy of the proxy materials), or on the instructions that accompanied your proxy materials to access the meeting. If you are the beneficial owner of shares held in “street name” (that is, you hold your shares through a broker, bank or other holder of record), you must register in advance to gain access to the AGM and obtain a proxy issued in your name from that holder of record in order to vote your shares or ask questions during the AGM. You may also vote online during the AGM by following the instructions provided on the meeting website during the Annual Meeting. To vote virtually at the meeting, visit www.virtualshareholdermeeting.com/GFS2022 and log in using the aforementioned information. Shareholders will have the opportunity to ask questions at the AGM during designated periods.

On or about June 21, 2022, we first mailed to our shareholders a Notice of Internet Availability containing instructions on how to access our proxy materials. The Notice of Internet Availability directs shareholders to a website where they can access our proxy materials, including our proxy statement and our annual report, and view instructions on how to vote via the Internet, mobile device or by proxy card. This process is designed to expedite shareholders’ receipt of proxy materials, lower the cost of the AGM, and help conserve natural resources. If you received a Notice of Internet Availability and would prefer to receive a paper copy of our proxy materials, please follow the instructions included in the Notice of Internet Availability.

Record Date, Share Ownership and Quorum

Only the holders of record of the ordinary shares of the Company as of the close of business on June 7, 2022, Eastern Time (the “Record Date”) are entitled to receive notice of and attend the AGM and any adjournment thereof. No person shall be entitled to vote at the AGM unless registered as a shareholder of the Company on the Record Date for the AGM.

As of the close of business on the Record Date, 539,747,868 ordinary shares were issued and outstanding. Shareholders holding in aggregate not less than one-third of all voting share capital of the Company in issue present in person or by proxy and entitled to vote constitutes a quorum of the shareholders.

Status as a Foreign Private Issuer

We are a “foreign private issuer” within the meaning of Rule 405 of the U.S. Securities Act of 1933, as amended, and Rule 3b-4 of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), and as a result, we are exempt from the U.S. Securities and Exchange Commission’s proxy rules under Rule 3a12-3(b) of the Exchange Act. However, recognizing that good corporate governance plays an important role in our overall success and in enhancing shareholder value, we have determined to voluntarily comply with certain best practice guidelines and to provide certain disclosures including this proxy statement.

Voting and Solicitation

Each ordinary share issued and outstanding as of the close of business on the Record Date is entitled to one vote at the AGM. The resolutions to be put to the vote at the AGM will be approved by an ordinary resolution (i.e. a majority of the votes cast, by or on behalf of, the shareholders who, being entitled to do so, attend and vote at the AGM).

Internet Availability of Proxy Materials

We are furnishing proxy materials to our shareholders primarily via the Internet, instead of mailing printed copies of those materials to each shareholder.

Voting by Holders of Ordinary Shares

Ordinary shares that are properly voted via the Internet, mobile device or for which proxy cards are properly executed and returned within the deadline set forth below, will be voted at the AGM in accordance with the directions given. The proxy holder will also vote in the discretion of such proxy holder on any other matters that may properly come before the AGM, or at any adjournment thereof. Where any holder of ordinary shares affirmatively abstains from voting on any particular resolution, the votes attaching to such ordinary shares will not be included or counted in the determination of the number of ordinary shares present and voting for the purposes of determining whether such resolution has been passed (but they will be counted for the purposes of determining the quorum, as described above).

Shareholders of record attending the AGM in person will be given a ballot upon request.

Voting via the Internet or by mobile device helps save money by reducing postage and proxy tabulation costs. Each of these voting methods is available 24 hours per day, seven days per week. To vote by any of these methods, read this proxy statement, have your Notice of Internet Availability or proxy card in hand, and follow the instructions set forth in the Notice of Internet Availability or proxy card, as the case may be.

Proxies submitted by registered shareholders and street shareholders (whether by internet or by returning the proxy card) must be received by us no later than 11:59 p.m., Eastern time, on July 24, 2022 to ensure your representation at our AGM.

The manner in which your shares may be voted depends on how your shares are held. If you own shares of record, meaning that your shares are represented by book entries in your name so that you appear as a shareholder on the shareholder register of the Company maintained by American Stock Transfer & Trust Company, LLC (“AST”) (i.e., you are a registered shareholder), our stock transfer agent, this proxy statement, the notice of AGM and the proxy card will be available to you at www.proxyvote.com by inserting the 15-digit control number on the Notice of Internet Availability or proxy card to be provided to you by AST. You may provide voting instructions by Internet, mobile device or (if you have received paper copies of our proxy materials) by returning a proxy card. You also may attend the AGM either in person or virtually and vote during the meeting. To vote virtually at the meeting, visit www.virtualshareholdermeeting.com/GFS2022 and log in using the aforementioned information. Shareholders of record attending the AGM in person will be given a ballot upon request.

Shareholders will have the opportunity to ask questions at the AGM during designated periods. If you own ordinary shares of record and you do not vote by Internet, mobile device, in person or by proxy or at the AGM, your shares will not be voted.

If you own shares in street name (i.e., you are a street shareholder), meaning that your shares are held by a bank, brokerage firm, or other nominee, you are then considered the “beneficial owner” of shares held in “street name,” and as a result, this proxy statement, the notice of AGM and the proxy card will be available to you at www.proxyvote.com by inserting the 15-digit control number on the instructions to be provided to you by your bank, brokerage firm, or other nominee holding the shares. You may provide voting instructions by the Internet, mobile device or (if you have received paper copies of proxy materials through your bank, brokerage firm, or other nominee) by returning a voting instruction form received from that institution. If you own ordinary shares in street name and attend the AGM, you must obtain a “legal proxy” from the bank, brokerage firm, or other nominee that holds your shares in order to vote your shares at the meeting and present your voting information card. Duly appointed proxyholders attending the AGM in person will be given a ballot upon request.

Revocability of Proxies

Registered shareholders may revoke their proxy or change voting instructions before shares are voted at the AGM by submitting a written notice of revocation to our Investor Relations Department at ir@gf.com, or a duly executed proxy (via the Internet, mobile device or by returning a proxy card) bearing a later date (which must be received by us no later than the date set forth below) or by attending the AGM in person or virtually and voting during the meeting. A beneficial owner owning ordinary shares in street name may revoke or change voting instructions by contacting the bank, brokerage firm, or other nominee holding the shares or by obtaining a legal proxy from such institution and voting in person at the AGM. If you are not planning to attend our AGM, to ensure your representation at our AGM, any changes to the voting instructions of proxies previously submitted by registered shareholders and street shareholders (whether by internet or by mailing a proxy card) must be received by us no later than 11:59 p.m., Eastern time, on July 24, 2022.

Broker Non-Votes and Abstentions

Broker non-votes occur when brokers holding shares in street name for beneficial owners do not receive instructions from the beneficial owners about how to vote their shares and the broker is unable to vote the shares in its discretion in the absence of an instruction. An abstention occurs when a shareholder withholds such shareholder’s vote on a particular matter by checking the “ABSTAIN” box on the proxy card.

Brokerage firms have the authority under the New York Stock Exchange rules to vote shares for which their customers do not provide voting instructions on routine matters. Following a narrowing of interpretation of the definition of a ‘routine matter,’ the only resolution that are now considered routine are the ratification of the selection of independent auditors. Your broker will NOT be able to vote your shares with respect to any other proposal or other matters considered at the AGM, unless you have provided instructions to your broker. We strongly encourage you to provide instructions to your broker to vote your shares and exercise your right as a shareholder. A vote will not be cast in non-routine matters in cases where a broker has not received an instruction from the beneficial owner. With respect to all of the proposals or other matters considered at the AGM, only those votes cast “FOR” or “AGAINST” are counted for the purposes of determining the number of votes cast with respect to each such proposal.

Broker non-votes and abstentions are not considered votes cast and have no effect on the outcome of any of the proposals.

Process for the Solicitation of Proxies

We will pay the cost of soliciting proxies for the AGM. We may solicit by mail, telephone, personal contact and electronic means and arrangements are made with brokerage houses and other custodians, nominees and fiduciaries to send the Information Notice, and if requested, Proxy Materials, to beneficial owners. Upon request, we will reimburse them for their reasonable expenses. In addition, our directors, officers and employees may solicit proxies, either in-person or by telephone, facsimile or written or electronic mail (without additional compensation). Shareholders are encouraged to return their proxies promptly.

PROPOSAL 1:

ELECTION OF DIRECTORS

Pursuant to Article 28 of the Company’s Amended and Restated Memorandum and Articles of Association (the “Memorandum and Articles of Association”), the Company’s board of directors, have nominated Dr. Thomas Caulfield, Ahmed Saeed Al Calily, Tim Breen and Glenda Dorchak for election as a director of the Company, to serve as Class I directors for three years or until such time they resign or are removed in accordance with the Company’s Memorandum and Articles of Association.

Information relating to the director nominees is set forth below.

Name	Age	Current Position/Title
Dr. Thomas Caulfield	63	President and Chief Executive Officer, Director
Ahmed Saeed Al Calily	49	Director
Tim Breen	44	Director
Glenda Dorchak	68	Director

Dr. Thomas Caulfield is the President and Chief Executive Officer (“CEO”) of the Company and was elected to the board of directors in March 2018. Dr. Caulfield joined the Company in May 2014 as Senior Vice President and General Manager of the company’s Fab 8 semiconductor wafer manufacturing facility in Malta, NY, where he led operations, expansion and the ramp-up of semiconductor manufacturing production, and the process development organization. Dr. Caulfield has an extensive career spanning engineering, executive management and global operational leadership with leading technology companies. Prior to joining the Company, Dr. Caulfield served as President and Chief Operations Officer (“COO”) at Soraa from May 2012 to May 2014, the world’s leading developer of gallium nitride on gallium nitride solid-state lighting technology. Before Soraa, Dr. Caulfield served as President and COO of Ausra from 2009 to 2010, a leading provider of large-scale concentrated solar power solutions for electrical power generation and industrial steam production. Prior to leading at Ausra, Dr. Caulfield served as Executive Vice President of Sales, Marketing and Customer Service at Novellus Systems, Inc. Before that, Dr. Caulfield spent 17 years at International Business Machines Corporation (“IBM”) in a variety of senior leadership roles, ultimately serving as Vice President of 300mm semiconductor operations for IBM’s Microelectronics division, leading its wafer fabrication and R&D operations in East Fishkill, NY. He currently serves as a member of the board of directors for Western Digital Corporation. Dr. Caulfield earned a Bachelor of Science in Physics from St. Lawrence University before entering Columbia University’s Fu Foundation School of Engineering and Applied Science, where he earned both his Bachelor and Master of Science in Materials Science and Engineering as well as a Doctorate in Materials Science and Engineering. Dr. Caulfield was also a postdoctoral fellow at Columbia’s Engineering Center for Strategic Materials.

Ahmed Saeed Al Calily was elected to the board of directors in March 2018. Mr. Al Calily is the Chief Strategy & Risk Officer for Mubadala Investment Company (“Mubadala”), with oversight over portfolio strategy, enterprise risk management, and responsible investing. Prior to that, Mr. Al Calily was the Chief Executive Officer of Energy at Mubadala, where he oversaw the company’s energy assets. Prior to re-joining Mubadala, Mr. Al Calily was director general of the Abu Dhabi Technology Development Committee and Chief Executive Officer and managing director of the Abu Dhabi Ports Company. Mr. Al Calily also served as deputy director of the infrastructure and services unit at Mubadala. He currently serves as a member of the board of directors at Abu Dhabi Future Energy Company (“Masdar”), Cleveland Clinic Abu Dhabi LLC, Medical Holding Company LLC and Abu Dhabi Commercial Bank PJSC. Mr. Al Calily holds a bachelor’s degree in Economics and Political Science from Boston University.

Tim Breen was elected to the board of directors in January 2018. In 2020, he served as Executive Vice President of Strategy and Business Performance and as senior counselor to the Chief Executive Officer. Prior to that, he served as the Executive Vice President of Strategy and Business Transformation from 2018 to August 2020. He is currently a member of the senior leadership team of Mubadala Investment Company and head of its New York Office, responsible for the firm’s direct investments in the technology and consumer sectors and serves on the board of directors of several of Mubadala’s North American investments, including NOVA Chemicals, and Truck Hero. Prior to joining Mubadala, Mr. Breen was a Partner with McKinsey in Abu Dhabi. He holds a Master of Business Administration degree from London Business School.

Glenda Dorchak was elected to the board of directors in June 2019. Ms. Dorchak spent over thirty years in operational leadership roles in the technology industry, most recently as Executive Vice President and General Manager of Global Business with Spansion, Inc., a flash memory manufacturer. She started her career with 20 years at IBM where she held a range of operating roles including General Manager PC Direct. She eventually moved to e-retail startup Value America where she was part of the initial public offering team eventually becoming Chairman and CEO. She also served as Vice President and General Manager of Intel Broadband Products Group and Vice President and General Manager of Intel Consumer Electronics Group. After Intel, Ms. Dorchak was Chairperson and Chief Executive Officer of Intrinsyc Software and Vice Chairman and Chief Executive Officer of VirtualLogix. Ms. Dorchak currently does advisory and board work and serves as a member of the board of directors at ANSYS, Inc. and Wolfspeed Inc.

The affirmative vote by the holders of a simple majority of the votes cast, by or on behalf of, the shareholders attending and voting at the AGM is required for approval of this proposal. If proxies are properly submitted by signing, dating and returning a proxy card, ordinary shares represented thereby will be voted in the manner specified therein.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE ELECTION TO THE BOARD OF DIRECTORS OF EACH OF THE ABOVEMENTIONED NOMINEES.

PROPOSAL 2:

RATIFICATION OF THE APPOINTMENT OF KPMG LLP AS OUR INDEPENDENT PUBLIC ACCOUNTING FIRM FOR 2022

The Audit Committee, which consists entirely of independent directors, has selected KPMG LLP (“KPMG”) as our independent registered public accounting firm for the fiscal year ending December 31, 2022. We believe that KPMG offers services on par with the best in their industry and is sufficiently qualified to conduct their duties as our independent auditor. KPMG has served as our independent registered public accounting firm since 2020, and we believe continuation of their service would be in the best interest of the Company and our shareholders.

Although our governing documents do not require us to submit this matter to shareholders, the Board of Directors believes that asking shareholders to ratify the appointment of KPMG is consistent with best practices in corporate governance.

In the event that KPMG is not ratified by our shareholders, the Audit Committee will consider this outcome of the vote in its selection process in the future. Even if the selection is ratified, the Audit Committee, in its discretion, may select a different independent registered public accounting firm at any time during the year if it determines that such a change would be in the best interests of the Company and our shareholders.

The affirmative vote by the holders of a simple majority of the votes cast, by or on behalf of, the shareholders attending and voting at the AGM is required for approval of this proposal. If proxies are properly submitted by signing, dating and returning a proxy card, ordinary shares represented thereby will be voted in the manner specified therein.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE RATIFICATION OF THE APPOINTMENT OF KPMG LLP AS OUR INDEPENDENT PUBLIC ACCOUNTING FIRM FOR 2022.

ANNUAL REPORT AND COMPANY INFORMATION

A copy of our annual report on Form 20-F for the fiscal year ended December 31, 2021, along with a copy of this proxy statement, can be accessed, free of charge, on the Investor Relations section of the Company’s website at https://investors.gf.com/financials-and-filings/sec-filings, on the SEC’s website at www.sec.gov, and at www.proxyvote.com.

SHAREHOLDER COMMUNICATIONS

Shareholders may contact any of the Company’s directors, including the Chair, the non-management directors as a group, the chair of any committee of the Board of Directors or any committee of the Board by writing them as follows:

GLOBALFOUNDRIES Inc.

400 Stonebreak Road Extension

Malta, NY 12020

Attn: Legal Department

Concerns relating to accounting, internal controls or auditing matters should be communicated to the Company through the Corporate Secretary and will be handled in accordance with the procedures established by the audit committee with respect to such matters.

OTHER MATTERS

We know of no other matters to be submitted to the AGM. If any other matters properly come before the AGM, it is the intention of the persons named in the enclosed form of proxy to vote the ordinary shares they represent as the board of directors may recommend.

By Order of the Board of Directors Ahmed Yahia Al Idrissi June 21, 2022

SCAN TO VIEW MATERIALS & VOTE w GLOBALFOUNDRIES INC. 400 STONEBREAK ROAD EXT. VOTE BY INTERNET MALTA, NY 12020 Before The Meeting - Go to www.proxyvote.com or scan the QR Barcode above Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 p.m. Eastern Time on July 24, 2022. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form. During The Meeting - Go to www.virtualshareholdermeeting.com/GFS2022 You may attend the meeting via the Internet and vote during the meeting. Have the information that is printed in the box marked by the arrow available and follow the instructions. VOTE BY PHONE - 1-800-690-6903 Use any touch-tone telephone to transmit your voting instructions up until 11:59 p.m. Eastern Time on July 24, 2022. Have your proxy card in hand when you call and then follow the instructions. VOTE BY MAIL Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717. TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS: D88270-P76410 KEEP THIS PORTION FOR YOUR RECORDS THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED. DETACH AND RETURN THIS PORTION ONLY GLOBALFOUNDRIES INC. For Withhold For All To withhold authority to vote for any individual All All Except nominee(s), mark “For All Except” and write the The Board of Directors recommends you vote FOR the number(s) of the nominee(s) on the line below. following: 1. Election of Directors ! ! ! Nominees: 01) Dr. Thomas Caul?eld 02) Ahmed Saeed Al Calily 03) Tim Breen 04) Glenda Dorchak The Board of Directors recommends you vote FOR proposal 2: For Against Abstain 2. Ratification of KPMG LLC as the Company’s independent public accounting firm for the Company’s fiscal year ending December 31, 2022. ! ! ! Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other ?duciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorized of?cer. Signature [PLEASE SIGN WITHIN BOX] Date Signature (Joint Owners) Date

Important Notice Regarding the Availability of Proxy Materials for the Annual General Meeting: The Notice, Proxy Statement and Annual Report on Form 20-F are available at www.proxyvote.com THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS ANNUAL GENERAL MEETING OF SHAREHOLDERS JULY 25, 2022 The shareholder(s) hereby appoint(s) Saam Azar and Jeff Worth, or either of them, as proxies, each with the power to appoint his substitute, and hereby authorize(s) them to represent and to vote, as designated on the reverse side of this ballot, all of the ordinary shares of GLOBALFOUNDRIES Inc. that the shareholder(s) is/are entitled to vote at the Annual General Meeting of shareholders to be held via live webcast at www.virtualshareholdermeeting.com/GFS2022 at 8:00 AM, Eastern Time on July 25, 2022 and any adjournment or postponement thereof. THIS PROXY, WHEN PROPERLY EXECUTED, WILL BE VOTED AS DIRECTED BY THE SHAREHOLDER(S). IF NO SUCH DIRECTIONS ARE MADE, THIS PROXY WILL BE VOTED FOR THE REELECTION OF THE NOMINEES LISTED ON THE REVERSE SIDE FOR THE BOARD OF DIRECTORS, AND FOR PROPOSAL 1. PLEASE MARK, SIGN, DATE AND RETURN THIS PROXY CARD PROMPTLY USING THE ENCLOSED REPLY ENVELOPE CONTINUED AND TO BE SIGNED ON REVERSE SIDE